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                                                                   EXHIBIT 99(A)
                          FIRST PLACE FINANCIAL CORP.

     First Place Financial Corp. is a Delaware corporation recently organized at the direction of the Board of Directors of the Association for the purpose of acquiring all of the capital stock of the Association to be issued in the Conversion. The Company expects to receive approval from the OTS to become a savings and loan holding company and, upon completion of the Conversion, will be subject to regulation by the OTS. See "The Conversion-General" and "Regulation-Holding Company Regulation." Upon consummation of the Conversion, the Company's assets will primarily include all of the shares of the Association's capital stock acquired in the Conversion and an amount equal to 50% of the net proceeds of the Conversion, including the loan to the ESOP, and will have no significant liabilities. The Company intends to use a portion of the net proceeds it retains to loan to the ESOP funds to enable the ESOP to purchase up to 8% of the stock issued in connection with the Conversion, including shares issued to the Foundation. The Company and the Association may, however, alternatively choose to fund the ESOP through a loan to the ESOP trust by a third-party financial institution. The management of the Company is set forth under "Management of the Company." Initially, the Company will neither own nor lease any property, but will instead use the premises, equipment and furniture of the Association. At the present time, the Company does not intend to employ any persons other than certain officers who are currently officers of the Association but will utilize the support staff of the Association from time to time. Additional employees will be hired as appropriate to the extent the Company expands its business in the future.

     Management believes that the holding company structure will provide the Company additional flexibility to diversify its business activities through existing or newly formed subsidiaries (which subsidiaries could be financial institutions), or through acquisitions of or mergers with other financial institutions and financial services related companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities, the Company will be in a position after the Conversion, subject to regulatory limitations and the Company's financial position, to take advantage of any such acquisition and expansion opportunities that may arise. The initial activities of the Company are anticipated to be funded by the proceeds to be retained by the Company, income thereon and through dividends from the Association.

     The Company's executive office is located at the administrative offices of the Association, 185 East Market Street, Warren, Ohio 44482. Its telephone number is (330) 373-1221.